Exhibit 99.1

The9 Signed Filecoin Mining Machine Purchase and Hosting Agreement to Enhance Filecoin (FIL) Mining

Shanghai, China, March 30, 2021

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it signed a Filecoin mining machine purchase and hosting agreement amounting to approximately US$2 million with a Filecoin mining service provider.

In February 2021, The9 signed a US$10 million framework agreement with a Filecoin mining machine vendor to purchase Filecoin mining machines. This new purchase agreement The9 just signed is with another Filecoin mining machine vendor. This new purchase will increase the effective storage mining power of The9 in the Filecoin network, especially in the current early stage of Filecoin's rapid development trend.

At present, The9 owns an independent node on Filecoin blockchain and 8 Pebibytes of effective storage mining power in the Filecoin network. When the two agreements are fully implemented, The9 is expected to have a total of more than 80 Pebibytes of effective storage mining power in the Filecoin network.

Filecoin is an open source, distributed storage and digital payment system. Users can use the preset economic incentive mechanism to store data to ensure that files are stored and accessed reliably for a long time. Users use the Filecoin (FIL) in the system to rent hard drive space; and storage miners are responsible for providing storage space to store files and proving these files have been stored correctly.

Based on Filecoin's technology and the expected continuous expansion of future application scenarios, as well as the recent positive price trend of Filecoin, The9 decided to increase the investment in Filecoin and the effective storage mining power in the Filecoin network, to fulfill its growth strategy in the cryptocurrency mining business.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en